  LPBP Inc.

Notice of 2014

Annual Meeting of Shareholders

and Management Proxy Circular

LPBP Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	April 3, 2014	Business of the Annual Meeting of Shareholders:

(a) to receive the Financial Statements of the Company for the year ended October 31, 2013, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,

/s/ Peter Dans

Peter Dans
President

January 29, 2014

Time:	11:00 a.m. (Eastern Standard Time)

Place:	LPBP Inc., Head Office 447 March Road Ottawa, Ontario K2K 1X8

You are entitled to receive notice of, and vote at, our Annual Shareholder Meeting or any adjournment thereof if you were a shareholder on February 26, 2014.

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting.  If you cannot be present to vote in person, please vote by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid.

LPBP Management Proxy Circular

LPBP Management Proxy Circular

SECTION 1:  VOTING INFORMATION 4

SECTION 2:  BUSINESS OF THE MEETING 6

The Company’s Financial Statements 6
Election Of Directors 6
Appointment Of Auditors 6

SECTION 3:  DISCLOSURE OF COMPENSATION AND OTHER INFORMATION 7

Directors’ Remuneration 7
Meeting Attendance 7
Officers’ Remuneration 7
Compensation of Executive Officers of LPBP 7
Summary Compensation 7
Employment Contract 7
Directors’ and Officers’ Liability Insurance 8
Stock Option, Benefit and Pension Plans 8
Termination or Change of Control Benefits 8

SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES 9

The Board 9
The Audit Committee 9
Disclosure Policy 9
Code of Ethics, Policy on Loans 9
Interest of Insiders in Material Transactions 9
Additional Information 9
Approval By Directors 10

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

LPBP Management Proxy Circular

Section 1:  Voting Information
Who is soliciting my proxy?

The management of LPBP Inc. (the "Company" or “LPBP”) is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

•	election of directors of the Company (see page 6); and
•	appointment of Ernst & Young LLP as the auditors (see page 6).

How many classes of shares are there?

The Company has three classes of shares:  Class A Common Shares, Class B Non-Voting Shares and Class C Shares.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Class A Common Share of the Company you own at the close of business on February 26, 2014, the record date for the Meeting.  To vote shares you acquired subsequent to the record date, you must, no later than 10 days before the Meeting:

•	request that the Company add your name to the voters’ list, and
•	produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are eligible to vote?

The only shares eligible to vote at this meeting are the Class A Common Shares.  The number of Class A Common Shares outstanding on January 29, 2014, was 94,467,973.

To the knowledge of the directors and officers of the Company, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Class A common shares as at January 29, 2014 is as follows:

Shareholder	Nordion Inc. (formerly MDS Inc.)
Class A Common Shares held	44,343,997
% of outstanding Class A Common Shares	46.9

The Company’s Class B Non-Voting shares are entitled to vote only in certain circumstances where a person or a group wishes to acquire a majority of the Class A Common Shares of the Company – for a complete description of these voting rights please see page 64 of the Company’s Information Circular dated March 10, 2004.  The number of Class B Non-Voting Shares outstanding on January 29, 2014, was 11,134,648,627, all of which were owned by Nordion Inc. (formerly MDS Inc.).

There are no Class C Shares outstanding.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.   If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder.  The persons named in the enclosed form of proxy are directors or officers of the Company.  However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.  If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD) then your proxyholder must vote your shares accordingly.  If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Class A Common Shares represented by proxies received by management will be voted:

• FOR the election as directors of the proposed nominees whose names are set out on the following pages,

• FOR the appointment of Ernst & Young LLP as auditors, and

• FOR management’s proposals generally.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.  As of the time of printing this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.  You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Investor Services Inc., the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.  The Company may also use the services of outside firms to solicit proxies.  The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Class A Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares.  For that reason, you may have received this Circular from your nominee together with a voting instruction form.  Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings, or of your entitlement to vote, unless your nominee has appointed you as proxyholder.  Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder.  Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

LPBP Management Proxy Circular

Section 2:  Business of the Meeting

The Company’s Financial Statements

A copy of the Company's Financial Statements, Management’s Discussion & Analysis, and the Report of the Auditors for the year ended October 31, 2013, is being mailed concurrently with this Circular.

Election Of Directors

Given that the Company has paid its final distribution to shareholders and in order to reduce costs, pending the wind-up of the Company, it is proposed that the nominees for the Board consist of existing or former executives of Nordion Inc.

The four nominees for directors whose names appear below are to be elected at the Meeting to serve until the next Annual Meeting or until their successors are duly elected or appointed.  All four directors currently serve on the Company’s Audit Committee.

Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

Information as to shares beneficially owned or over which control or direction is exercised is as of October 31, 2013, and has been provided by the respective nominee.

G. Peter Dans, of Ottawa, Ontario, Canada. Mr. Dans has held several finance positions at Nordion Inc. since 2007 and is currently the Chief Financial Officer of Nordion Inc.	No shares owned1
Rocco Marcantonio, of Ottawa, Ontario, Canada.  Mr. Marcantonio is currently the Director, Tax Planning of Nordion (Canada) Inc. (a wholly owned subsidiary of Nordion Inc.).  Mr. Marcantonio joined Nordion in 1988.
No shares owned1
Neil J. Gotfrit, of Ottawa, Ontario, Canada. Mr. Gotfrit has held several legal positions at Nordion (Canada) Inc. since 1991 and is currently the Associate General Counsel.	No shares owned1
Mark A. Witkowski, of Mississauga, Ontario, Canada has served on the Board of the Company since January of 2008.  Mr. Witkowski held finance positions at MDS Inc. (now Nordion Inc.) since 1998 and left Nordion in 2010. He is currently the Treasurer and Director, Tax of Husky Injection Molding Systems Ltd.
No shares owned1

1Nordion Inc. has a policy that prevents members of management who sit on the board of directors of corporations in which Nordion Inc. holds an interest from holding any shares in such corporation, unless such shares were acquired before their appointment to the board.

Appointment Of Auditors

The management nominees named in the enclosed Proxy Form intend to vote FOR the reappointment of Ernst & Young LLP, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders.  Ernst & Young LLP has served as the Company’s auditors since 1985.  The directors negotiate with the Company’s auditors on an arm’s length basis in determining the fees paid to the auditors.  Such fees have been based upon the complexity of matters dealt with and the time expended by the auditors in providing services.  Management believes that the fees negotiated in the past with the auditors have been reasonable and would be comparable to fees charged by other auditors providing similar services.

LPBP Management Proxy Circular

Section 3:  Disclosure of Compensation and Other Information

Directors’ Remuneration

The four directors did not receive any remuneration from the Company in fiscal 2013.   Directors do not receive Board fees or reimbursement for expenses.

Meeting Attendance

Set out below is a summary of the Board and Audit Committee meetings held during the fiscal year ended October 31, 2013 and the record of attendance of the individual directors.

Summary of Board and committee meetings held		Record of attendance by directors
Board	1		Number of meetings attended
Audit	4	Director	Board	Audit
		G. Peter Dans	1/1	4/4
		Neil J. Gotfrit	1/1	4/4
		Mark A. Witkowski	1/1	4/4
		Rocco Marcantonio	1/1	4/4

Officers’ Remuneration

Compensation of Executive Officers of LPBP

The following Summary Compensation table provides a summary of the compensation earned by John R. Anderson, Chief Financial Officer (“CFO”), for services rendered during the fiscal year ended October 31, 2013 as well as the fiscal years ended October 31, 2012 and October 31, 2011.  There are no other officers of the Company except G. Peter Dans, President and Chairman of the Board and Rocco Marcantonio, Secretary of the Company. None of the officers except for Mr. Anderson receive any compensation from the Company.  Messrs. Dans and Marcantonio are also officers of Nordion Inc.

Summary Compensation

Name and Principal Position	Fiscal Year	Compensation
John R. Anderson CFO	2013	$30,494.00
	2012	$34,409.00
	2011	$36,613.00

Employment Contract

Effective May 1, 2004, the Company entered into an employment contract with Mr. Anderson.  The contract set out the principal terms of the employment relationship with the Company, including his overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour, conflict of interest and financial terms.  Mr. Anderson's contract was terminated effective April 15, 2010.

Mr. Anderson, following April 15, 2010, stayed on as CFO of the Company on an hourly contract basis.  There are no other employment contracts in place with any of the other directors or officers.  None of the officers or directors, except for Mr. Anderson, receives any compensation from the Company.

As a result of the limited scope of the business and the requirements of the CFO role, Mr. Anderson’s compensation is solely based on an hourly rate that the Board of Directors determined was appropriate in relation to hourly rates charged by financial professionals.

The Board of Directors is responsible for compensation and governance and believes that its compensation practices are consistent with the low risk associated with the business.  The Board of Directors did not undertake benchmarking or engage a compensation consultant in 2013.

Directors’ and Officers’ Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Ontario Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company.  LPBP’s directors and officers are insured against losses arising from events that occurred prior to May 10, 2010 under a run-off policy that is equivalent to the policy in place from May 2009 to May 2010, which expires May 2016. The premiums for the run-off policy were pre-paid.  Directors and officers are insured against liabilities occurring after May 2010 by endorsement under the current Nordion Inc. Corporate Directors & Officers policy.

Stock Option, Benefit and Pension Plans

LPBP does not have any stock option, equity compensation, share-based or option-based awards, pension or benefit plans.

Termination or Change of Control Benefits

There are no termination or change of control benefits for any of the officers.

LPBP Management Proxy Circular

Section 4: Corporate Governance Policies and Practices
LPBP Inc. ("LPBP") is a venture issuer in Canada and is registered with the SEC in the United States.  Its shares are not listed on any stock exchange.  As such, the Company complies with the corporate governance guidelines, rules, regulations and legislation set out by the Canadian Securities Administrators for venture issuers and the applicable requirements of the Sarbanes-Oxley Act and the Securities Exchange Commission ("SEC") in the US.    Set out below are certain policies and practices of the Company.

As indicated earlier in this Circular, given that the Company has paid its final distribution to shareholders, pending the wind-up of the Company, the Board and Audit Committee will consist solely of existing or former executives of Nordion Inc.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company.  In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The principal duties and responsibilities of the Board will be to manage the wind-up of the Company.

The Audit Committee

The Board has created and delegated some of its duties to the Audit Committee.  The committee has a written charter, which sets out its principal duties and responsibilities, which is reviewed annually.  The Board has determined that G. Peter Dans, Rocco Marcantonio and Mark A. Witkowski qualify as financially literate and Mr. Dans, the Chair of the Committee, is an audit committee financial expert as currently defined under applicable regulatory standards.  The Board’s determination that Mr. Dans qualifies as an audit committee financial expert does not impose greater duties, obligations or liabilities on him, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

Disclosure Policy

The Company believes that everyone investing in securities have equal access to material information that may affect their investment decision.  As such, the Company has adopted a Disclosure Policy to support the principle that all LPBP shareholders should be provided with timely, accurate and balanced disclosure concerning the Company’s business and affairs.

Code of Ethics, Policy on Loans

The Company has adopted a Code of Ethics for Financial Professionals.  All financial professionals who work on LPBP financial statements are required to sign a copy of this Code.  The Company has also adopted a policy that prohibits loans to any director, officer or employee of the Company.

Interest of Insiders in Material Transactions

During the fiscal year, ending October 31, 2013, none of the insiders of the Company nor any proposed nominee for election as director, nor any associate or affiliate of said person, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Company.

Additional Information

Financial information regarding the Company is provided in the Company’s comparative financial statements and the accompanying Management Discussion and Analysis for the year ended October 31, 2013.  The Company will provide, without charge to a security holder, a copy of the Company’s latest Annual Financial Statements together with the auditor’s report thereon, the accompanying Management Discussion and Analysis, and this Management Proxy Circular and any documents incorporated by reference upon request to the Company.  Shareholders may request such documents by writing to the Company at 447 March Road, Ottawa, Ontario, K2K 1X8, Attention:  Legal Department.  Further information relating to the Company can also be found at www.sedar.com and www.sec.gov.

LPBP Management Proxy Circular

Approval By Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter Dans

Peter Dans

President

January 29, 2014

LPBP Management Proxy Circular